

Darinda Ropelato

Certified Respiratory Therapist at Intermountain Healthcare

Huntsville, Utah, United States · Contact info

Experience

 **Respiratory Therapist**
Intermountain Healthcare · Full-time
May 1975 - Sep 2011 · 36 yrs 5 mos
Ogden, Utah, United States

 **Respiratory Therapist**
Ogden Regional Medical Center · Full-time
Feb 1982 - Aug 1989 · 7 yrs 7 mos
Ogden, Utah, United States